April 20, 2026

Riccardo Delle Coste
Chief Executive Officer
BARFRESH FOOD GROUP INC.
12100 Wilshire Blvd., 8th Floor
Los Angeles, California 90025

       Re: BARFRESH FOOD GROUP INC.
           Registration Statement on Form S-1
           Filed April 15, 2026
           File No. 333-295069
Dear Riccardo Delle Coste:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing